Sunrise Shack Corporation



ANNUAL REPORT

2300 N. King St. Unit 101

Honolulu, HI 96819

(808) 482-0321

https://www.sunriseshackhawaii.com/

This Annual Report is dated May 5, 2025.

BUSINESS

Sunrise Shack, a thriving organic cafe born from the vision of four Hawaiian pro surfers, has blossomed from an 80-square-foot shack at Sunset Beach, Oahu, into a well-known hot spot across the island amongst both locals and tourists. Specializing in organic coffee and sumptuous smoothie bowls, we've also cultivated a lifestyle brand that resonates with our customers. With merchandise sales consistently reaching five figures weekly, we've become a hub for health-conscious and happy living in Hawaii and beyond.

Sunrise Shack Corporation (a C-corportion) was originally formed as New SS Corporation on November 17, 2023, as a Corporation in Michigan. On November 22nd, New SS Corporation changed its name to Sunrise Shack Corporation. On November 17th, 2023, Sunrise Shack Corporation acquired the following entities: The Sunrise Shack Hanalei Limited Liability Company, Sunrise Shack AM LLC, Sunrise Shack Waikiki One Limited Liability Company, Sunrise Shack Franchising LLC, Sunrise Shack Kailua LLC, Sunrise Shack Kitchen Oahu LLC, and Sunrise Shack Shark's Cove LLC.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 3,001,200

Use of proceeds: Founders shares for conversion of LLCs into C-Corp.

Date: November 21, 2023

Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $12,204,000.00

Number of Securities Sold: 1,627,200

Use of proceeds: To allow Sunrise Shack Corporation to acquire shareholders' ownership equity in the various LLCs and consolidate all assets under the new Sunrise Shack Corporation C-corporation

Date: November 17, 2023

Offering exemption relied upon: Section 4(a)(2)

Name: Class B common stock

Type of security sold: Equity

Final amount sold: $10,305,000.00

Number of Securities Sold: 1,374,000

Use of proceeds: To allow Sunrise Shack Corporation to acquire the shareholder's ownership equity in the various LLCs that the Sunrise Shack Corporation acquired

Date: November 17, 2023

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue

Revenue for fiscal year 2024 was $5,272,072

The revenue was driven due to four stores being operational all year, and the fifth opening in late November

Cost of sales

Cost of Goods Sold for fiscal year 2024 was $1,412,251. Cost of Goods Sold ("COGS") is driven by ingredient costs for all our menu items, and ran at 26.8% in 2024

The other component of Cost of Sales is labor, which was 1,868,482 in 2024. Labor is driven by store hours, and ran at 35.4% in 2024. There were significant overruns, that have been addressed, and we look forward to more efficient labor spend in 2025.

Gross margins

Gross margin for fiscal year 2024 was $1,991,339. This was driven by COGS and labor, stated above.

Expenses

Expenses for fiscal year 2024 were $2,369,392. These expenses were primarily driven by rent at 5 locations, utilities, taxes, and professional fees

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $345,543.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Private Individual

Amount Owed: $130,000.00

Interest Rate: 12.0%

Maturity Date: December 31, 2030

Creditor: Private Individual

Amount Owed: $50,000.00

Interest Rate: 12.0%

Maturity Date: December 31, 2030

Creditor: Private Individual

Amount Owed: $100,000.00

Interest Rate: 12.0%

Maturity Date: December 31, 2030

Creditor: SBA = Small Business Administration (EIDL loan)

Amount Owed: $150,000.00

Interest Rate: 3.75%

Maturity Date: May 26, 2050

Creditor: SBA = Small Business Administration (EIDL loan)

Amount Owed: $150,000.00

Interest Rate: 3.75%

Maturity Date: August 14, 2050

Creditor: SBA = Small Business Administration (EIDL loan)

Amount Owed: $72,000.00

Interest Rate: 3.75%

Maturity Date: July 28, 2050

Creditor: Private Individual

Amount Owed: $300,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2025

Creditor: New City Nissan (loan serviced by

Amount Owed: $9,909.00

Interest Rate: 10.5%

Maturity Date: March 17, 2025

Creditor: Private Individual

Amount Owed: $47,000.00

Interest Rate: 0.0%

Maturity Date: November 01, 2022

An $80,000 note for kitchen equipment was dated 12/01/2019 with a private individual with a 0% annual interest rate that provides for payments that $1,650 per month and a final payment scheduled for 11/1/2022 of $2,250.00. The $47,000 remaining on this note is in negotiations for settlement as some of the equipment did not work and Company believes the payments made to date should cover the useable equipment that Company actually received in this deal.

Creditor: Block Inc. (Square POS)

Amount Owed: $218,500

Interest Rate: 0.0%

Maturity Date: May 25, 2026

$190,000 loan with a $28,500 flat fee. Principal repayment occurs daily as 15.25% of all credit card charges from our Waikiki location until the amount owed is paid in full.

Creditor: Block Inc. (Square POS)

Amount Owed: $69,000

Interest Rate: 0.0%

Maturity Date: April 8, 2026

$60,000 loan with a $9,000 flat fee. Principal repayment occurs daily as 15.25% of all credit card charges from our Ala Moana location until the amount owed is paid in full.

Creditor: Block Inc. (Square POS)

Amount Owed: $120,750

Interest Rate: 0.0%

Maturity Date: May 23, 2026

$105,000 loan with a $15,750 flat fee. Principal repayment occurs daily as 15.25% of all credit card charges from our Kailua location until the amount owed is paid in full.

Creditor: Block Inc. (Square POS)

Amount Owed: $83,941

Interest Rate: 0.0%

Maturity Date: April 7, 2026

$72,500 loan with a $11,441 flat fee. Principal repayment occurs daily as 15.25% of all credit card charges from our Sharks Cove location until the amount owed is paid in full.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Travis Smith

Travis Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Co-Founder, Chairman

Dates of Service: January, 2017 - Present

Responsibilities: Travis helps with the day to day. he helps with the direction of the company. helps oversee all departments. he runs the quarterly board meetings and works side by side with the CEO. Travis's pay is 3% of sales as a management fee. he is the original founder and owns 45% of the company.

Name: Andrew J. Smith

Andrew J. Smith's current primary role is with Summit Lake Partners LLC. Andrew J. Smith currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Board Member

Dates of Service: January, 2017 - Present

Responsibilities: Over 40 years of running businesses and companies that he usually started from the ground up including involvement in an IPO listing on the NYSE. Andy is the voice of wisdom when it comes to guiding the Sunrise Shack into the future having been through so many ups and downs and business cycles throughout his lifetime. His historical knowledge and guidance from having been there and done that should continue to be invaluable for the Sunrise Shack as they continue to grow the brand.

Position: Business Management

Dates of Service: April, 2023 - Present

Responsibilities: Mr. Smith is a board member and handles real estate management, insurance management and also is instrumental with legal issues surrounding the Company. Andy currently receives $12,480 annual salary for this role within the Company.

Other business experience in the past three years:

Employer: Summit Lake Partners LLC

Title: Manager

Dates of Service: May, 2019 - Present

Responsibilities: Handle the day to day management of Real Estate development projects.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock

Stockholder Name: Travis Smith

Amount and nature of Beneficial ownership: 1,374,000

Percent of class: 89.41

RELATED PARTY TRANSACTIONS

Name of Entity: Trigg Management LLC

Names of 20% owners: Travis Smith

Relationship to Company: Trigg Management is 100% owned by Travis Smith the Chairman of the Sunrise Shack Company. Travis receives his compensation as a contractor through Trigg Management LLC rather than being on the Sunrise Shack Company payroll.

Nature / amount of interest in the transaction: Travis Smith is currently receiving 3% of sales through Trigg Management as his fee for being Chairman and running the Sunrise Shack Corporation and related entities.

Material Terms: Travis Smith's compensation from the Company is 3% of sales.

Name of Entity: Michael Noia

Relationship to Company: Shareholder

Nature / amount of interest in the transaction: Prior to the Sunrise Shack Company being formed and acquiring all of the existing Sunrise Shack LLCs, Mr. Noia provided three separate loans to the Sunrise Shack entities totaling $280,000 in loan funds.

Material Terms: Three separate promissory notes totaling $280,000 from Mr. Noia with a 12% annual interest rate and no specified maturity date on when the principal must be repaid. Company is current on the interest only monthly payments on these promissory notes.

Name of Entity: Jill Smith

Relationship to Company: Family member

Nature / amount of interest in the transaction: Travis's mother Jill Smith is on payroll for a current salary of $13,000 per year.

Material Terms: Jill Smith handles many things for the Company including but not limited to store planning, design, interior layout, interior design, merchandise procurement and production, occasional repairs and maintenance and she also provides valuable input regarding marketing and branding for the Company.

Name of Entity: Andrew Smith

Relationship to Company: Family member

Nature / amount of interest in the transaction: Andy Smith is Travis's father and is on Company payroll for a total of $12,480 per year.

Material Terms: Mr. Smith is a board member and handles real estate management, insurance management and also is instrumental with legal issues surrounding the Company.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, Class C Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 164,666 of Class C Common Stock.

Class A Common Stock

The amount of security authorized is 6,300,000 with a total of 1,627,200 outstanding.

Voting Rights

EACH SHARE OF CLASS A COMMON STOCK IS ENTITLED TO VOTE ON ALL MATTERS SUBMITTED TO THE CORPORATION'S SHAREHOLDERS AND EACH SHARE OF COMMON STOCK SHALL HAVE ALL OF THE SAME RIGHTS AND PREFERENCES AS EACH OTHER SHARE

Material Rights

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 1,374,000 outstanding.

Voting Rights

EACH SHARE OF CLASS B COMMON STOCK SHALL BE ENTITLED TO VOTE ON ALL MATTERS SUBMITTED TO THE CORPORATION'S SHAREHOLDERS. EACH SHARE OF CLASS B COMMON STOCK SHALL RECEIVE 10 VOTES PER SHARE AND SHALL HAVE ALL THE OTHER RIGHTS AND PREFERENCES AS CLASS A SHARES.

Material Rights

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Class C Common Stock

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

EACH SHARE OF CLASS C COMMON STOCK SHALL NOT BE ENTITLED TO VOTE ON ALL MATTERS SUBMITTED TO THE CORPORATION'S SHAREHOLDERS BUT SHALL HAVE ALL THE OTHER RIGHTS AND PREFERENCES AS EACH OTHER CLASS OF SHARES.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Preferred Stock

The amount of security authorized is 200,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Voting: Preferred shareholders may or may not have votes if and when any preferred shares are ever issued.

Dividends: The holders of the preferred stock may or may not be entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of October 4, 2024, no dividends had been declared.

Redemption: Not applicable as no preferred shares have been issued or are outstanding as of October 4, 2024, but any preferred stock issued in the future may or may not include redemption rights.

Conversion: Preferred shareholders may or may not have the right to convert shares into common stock, but no preferred shares have been issued or are outstanding as of October 4, 2024.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock will most likely be entitled to receive prior to, and in preference to, any distribution to the common stockholders.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Please review below to identify risks that are specific to Sunrise Shack Corporation's present business and financial condition. Risk factors that date back to the company's launch on the platform have been reviewed for continued relevance and modified for accuracy as of December 31, 2024. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Class C Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to zoning, the manufacturing, labeling, distribution, handling and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Currently our only stores are in Hawaii Therefore, any disruptions to the Hawaii tourism industry could cause noticeable effects on our sales and bottom line. State of Hawaii Minimum Wage Increase As of January 1, 2024, the minimum wage in Hawaii is increasing to $14.00 per hour; January 1, 2026, to $16.00 per hour; and January 1, 2028 to $18.00 per hour. Supply Chain Seasonality Risk The Company uses many fresh and seasonal ingredients in our menu items and shortages in these items can occur in our supply chain at times making these items more expensive during their out-of-season times. Inflation Risk We have a commissary kitchen that supplies all of our stores with the primary products sold in each of our stores. When we see inflation in overall food prices this can have a direct effect on our bottom line if we do not find a way to offset these increases by changing suppliers or working on better bulk purchasing for the Company as a whole. Leased Properties Our stores operate from leased locations and therefore a loss of any of our leases would cause a store closure which would cause an immediate decrease in gross revenues. If this were to occur we would look for new alternative space in a comparable or better location than the one that was being closed.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§

227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 5, 2025.

Sunrise Shack Corporation

By   /s/ *Travis Smith*

     Name: <u>Sunrise Shack Corporation</u>

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

[Sunrise Shack Corporation]

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
[December 31, 2024]

[Sunrise Shack Corporation.]
Index to Financial Statement
(unaudited)

[Sunrise Shack Corporation]
BALANCE SHEET
AS OF [12/31/24]
(unaudited)

Assets
Current Assets

Cash	$355,149
Inventory	$82,000
Fixed Assets	$448,407
ROU Assets, Net	$1,661,018
Other Assets	$208,919

Total Assets $2,755,493

Liabilities and Stockholders' Equity

Accounts Payable	$222,097
Credit Card Liabilities	$127,484
Long-Term Debt	$1,257,419
Lease Liability	$1,707,596
Other Liabilities	$183,648

Total Liabilities $3,498,244

Commitments and Contingencies

Stockholders' Equity

Common Stock, par value $0.001	$3,082
Accumulated Deficit	$(745,833)
Total Stockholders' Equity	$(742,751)
Total Liabilities & Stockholders' Equity	$2,755,493

[Sunrise Shack Corporation]
Income Statement
AS OF [12/31/24]
(unaudited)

Revenue	$5,272,072
Labor	$1,868,482
COGS	$1,412,251
Gross Profit	$1,991,339
General & Admin Expenses	$1,320,663
Operating Expenses	$890,659
Non-Operating Expenses	$158,070
Net Income	$(378,053)
EPS	(0.12)

[Sunrise Shack Corporation]
Statement of Cash Flows
AS OF [12/31/24]
(unaudited)

Cash at Beginning of Period	$145,601
Cash from Operating Activities	$(304,864)
Cash from Investing Activities	$30,700
Cash from Financing Activities	$483,712
Cash at End of Period	$355,14

NOTE 1 - NATURE OF OPERATIONS

Sunrise Shack Corporation was formed on November 17th, 2023 in the State of Michigan. The balance sheet of Sunrise Shack Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Honolulu, Hawaii.

Sunrise Shack Corporation - Sunrise Shack, a thriving organic cafe born from the vision of four Hawaiian pro surfers, has blossomed from an 80-square-foot shack at Sunset Beach, Oahu, into a well-known hot spot across the island amongst both locals and tourists. Specializing in organic coffee and sumptuous smoothie bowls, Sunrise Shack has also cultivated a lifestyle brand that resonates with our customers. Sunrise Shack has become a hub for health-conscious and happy living in Hawaii and beyond.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the

6

use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks   and   Uncertainties

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Debt
The Company maintains significant debt, composed primarily of loans through Block Inc (loans were provided through Square, The Company's POS system), and SBA loans. There are 4 total loans through Block Inc, and 3 of the 4 are expected to be paid off by July 2025, and the remaining will be paid off in October 2025. The loans through SBA are on 30-year terms, at an interest rate of 3.75%. None of The Company's debt is considered a significant hindrance to operations at this moment, and no further debt is planned on being used.

Revenue Recognition
The Company will recognize revenues from sales when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 - STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 3,082,199 shares of our common stock with par value of $0.001.

5 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after 12/31/24 through 4/30/25. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

I, Travis Smith, the CEO of Sunrise Shack Corporation, hereby certify that the financial statements of Sunrise Shack Corporation and notes thereto for the periods ending 2023 and 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $87,560; taxable income of $87,560 and total tax of $0. Sunrise Shack Corporation has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the date, 4/30/2025.

_____(Signature)

CEO

April 30th, 2025

		Common stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
		Shares	Amount			
Inception		-	$ -	$ -	$ -	$ -
Issuance of founders stock		3,001,200	3,001	-	-	3,001
Contributed capital		-	-	-	-	-
Net income (loss)		-	-	-	87,560	87,560
	31-Dec-23	3,001,200	$ 3,001	$ -	$ 87,560	$ 90,561
Repurchase of Share		(30,000)	(30)			
Share Issuance		110,999	111			
Net income (loss)		-	-	-	(378,053)	(378,053)
	31-Dec-24	3,082,199	$ 3,082	$ -	$ (290,493)	$ (287,492)

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor.   The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet



Cell: Q4
Note: davidg:

    If totals are positive numbers, change to "Retained Earnings"

Cell: S4
Note: davidg:

    If totals are positive, changed to "Stockholders' Equity"

Cell: I13
Comment: Ben Heckenlively

    Alana (667), Amir (334), Sam Potter (334) Christian (280), StartEngine Raise (109,384)
    4/30/2025 12:32 PM

CERTIFICATION

I, Travis Smith, Principal Executive Officer of Sunrise Shack Corporation, hereby certify that the financial statements of Sunrise Shack Corporation included in this Report are true and complete in all material respects.

Travis Smith

CEO